Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Revenue was $793.1 million in 1Q17, a decrease of 2.7% QoQ from $814.8 million in 4Q16 and an increase of 25.0% YoY from $634.3 million in 1Q16.
Gross profit was $220.8 million in 1Q17, compared to $246.0 million in 4Q16 and $153.8 million in 1Q16.
Gross margin was 27.8% in 1Q17, compared to 30.2% in 4Q16 and 24.2% in 1Q16.
Net profit for the period attributable to SMIC was $69.8 million in 1Q17, as compared to $104.0 million in 4Q16 and $61.4 million in 1Q16.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on May 10, 2017, in relation to its unaudited results for the three months ended March 31, 2017.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with IFRS unless otherwise stated below.

Shanghai, China – May 10, 2017. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC,” the “Company,” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2017.

Second Quarter 2017 Guidance:

The following statements are forward looking statements based on current expectations and involved risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

Revenue to decline by 3% to 6% QoQ.
Gross margin to range from 25% to 27%.
Non-GAAP operating expenses, excluding the effect of employee bonus accrual, government funding and gain from the disposal of living quarters, to range from $178 million to $184 million.
Non-controlling interests of our majority-owned subsidiaries to range from positive $6 million to positive $8 million (losses to be borne by non-controlling interests).

Dr. Haijun Zhao, SMIC’s Chief Executive Officer, commented, “Our team delivered a good quarter with year-on-year growth, improved operating income, and strong EBITDA in Q1 2017. Revenue grew 25.0% year over year, representing a sequential decline of 2.7%. Operating profit grew 17.0% YoY and 57.9% QoQ. EBITDA was a record high of $312.4 million, an increase of 42.8% YoY and 13.9% QoQ and representing an EBITDA margin of 39.4%.

In the first half of 2017, we are confronting the challenges of customer changes in market positioning, seasonal inventory adjustments, and overall muted handset market growth in China; however, we have actively pursued new incremental revenue from a variety of customers and markets to mitigate the impact of such headwinds. We believe we are in a great position, both strategically and financially to weather this cyclical downturn and are positioned to benefit from some exciting future trends, including automotive, industrial, internet of things, and others.

Our 28nm is ramping up and reached 5.0% of wafer revenue in Q1, representing a growth of 39.0% QoQ. We continue to work with our customers on 28nm new tape outs for a diverse set of applications. 55nm wafer revenue sequentially grew 29.1% YoY and 9.1% QoQ. We continue to ramp 28nm, 55nm and numerous products on 8-inch; and from a device-perspective, we are pursuing growth in areas in which we are seeing meaningful demand such as NOR flash, RF/connectivity, Power IC, and others.”

Conference Call / Webcast Announcement

Date: May 11, 2017
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-2650-7825	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://edge.media-server.com/m/p/z3d2exzc.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Second Quarter 2017 Guidance”, “CapEx Summary” and the statements contained in the quotes of our CEO are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition in the semiconductor industry, SMIC’s reliance on a small number of customers, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets, orders or judgments from pending litigation, intensive intellectual property litigation in semiconductor industry, general economic conditions and fluctuations in currency exchange rates.

In addition to the information contained in this press release, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 27, 2017, especially in the “Risk Factors” section and such other documents that we may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP measures of operating results that are adjusted to exclude finance cost, depreciation and amortization, income tax benefits and expenses, the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. This earnings release also includes second quarter 2017 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. This earnings release includes EBITDA, EBITDA margin and non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. These non-GAAP financial measures are not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group’s financial measures prepared in accordance with IFRS. The Group’s non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis because the effect of these adjustment items excluded for the purpose of non-GAAP operating expenses guidance are subject to some unpredictable conditions that cannot be estimated with reasonable certainty.

Summary of First Quarter 2017 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	1Q17	4Q16	QoQ	1Q16	YoY
Revenue	793,085	814,802	-2.7%	634,312	25.0%
Cost of sales	(572,266)	(568,790)	0.6%	(480,560)	19.1%

Gross profit	220,819	246,012	-10.2%	153,752	43.6%
Operating expenses	(143,433)	(196,994)	-27.2%	(87,616)	63.7%

Profit from operations	77,386	49,018	57.9%	66,136	17.0%
Other income (expense), net	(12,371)	473	—	(13,636)	-9.3%

Profit before tax	65,015	49,491	31.4%	52,500	23.8%
Income tax (expense) benefit	(802)	8,547	—	(738)	8.7%

Profit for the period	64,213	58,038	10.6%	51,762	24.1%
Other comprehensive income:
Exchange differences on translating foreign operations	2,773	(11,250)	—	(419)	—
Change in value of available-for-sale financial assets	(809)	617	—	(384)	110.7%
Cash flow hedges	24,239	(34,912)	—	—	—
Actuarial gains and losses on defined benefit plans	200	1,438	-86.1%	—	—
Others	—	—	—	8	—

Total comprehensive income for the period	90,616	13,931	550.5%	50,967	77.8%

Profit for the period attributable to:
SMIC	69,791	104,008	-32.9%	61,418	13.6%
Non-controlling interests	(5,578)	(45,970)	-87.9%	(9,656)	-42.2%

Profit for the period	64,213	58,038	10.6%	51,762	24.1%
Gross margin	27.8%	30.2%	—	24.2%	—
Earnings per ordinary share(1) Basic	0.02	0.02		0.01
Diluted	0.01	0.02		0.01
Earnings per ADS(2) Basic	0.08	0.12		0.07
Diluted	0.07	0.11		0.07
Wafers shipped (in 8” equivalent wafers)	1,095,761	1,096,011		868,309
Capacity utilization(3)	91.8%	96.5%		98.8%

Note:

(1)	Based on weighted average ordinary shares of 4,483 million (basic) and 5,064 million (diluted) in 1Q17, 4,239 million (basic) and 5,055 million (diluted) in 4Q16, and 4,209 million (basic) and 4,635 million (diluted) in 1Q16. The basic and diluted earnings per share for 1Q16 have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares of par value of $0.0004 each consolidated into one consolidated share of par value of $0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016 (“Share Consolidation”)

(2)	Each ADS represents 5 ordinary shares.

(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Revenue decreased by 2.7% QoQ from $814.8 million in 4Q16 to $793.1 million in 1Q17 mainly due to a product-mix change in 1Q17 and the headwinds described in our CEO’s quotes above.
Cost of sales was $572.3 million in 1Q17, up 0.6% QoQ from $568.8 million in 4Q16.
Gross profit was $220.8 million in 1Q17, a decrease of 10.2% QoQ from $246.0 million in 4Q16.
Gross margin was 27.8% in 1Q17, as compared to 30.2% in 4Q16 due to lower fab utilization.
Operating expenses were $143.4 million in 1Q17, a decrease of 27.2% QoQ from $197.0 million in 4Q16, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.
Other income (expense), net was $12.4 million loss in 1Q17, as compared to $0.5 million gain in 4Q16. The change was mainly due to the reasons stated in Other Income (Expense), Net below.
Income tax expense was $0.8 million in 1Q17, as compared to income tax benefit of $8.5 million in 4Q16. The change in income tax benefit (expense) was mainly due to the recognition of deferred tax asset for deductible temporary differences in 4Q16.
Exchange differences on translating foreign operations were $2.8 million gain in 1Q17 and $11.3 million loss in 4Q16. The change was mainly due to the translation difference at the end of the reporting period arising from certain subsidiaries using RMB as the functional currency.
Cash flow hedges were $24.2 million gain in 1Q17, as compared to $34.9 million loss in 4Q16. This relates to the temporary changes in connection with the fair value of the cross currency swap contracts designated as effective cash flow hedge. Please refer to the Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income – Note (4) on page 15 for details.
Non-controlling interests were $5.6 million loss in 1Q17, as compared to $46.0 million loss in 4Q16, mainly due to the recognition in 4Q16 of the contribution to SMIC group’s advanced technology R&D expenses incurred in 2015 by Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”, the Company’s majority-owned subsidiary in Beijing).

Analysis of Revenue

Revenue Analysis
By Application	1Q17	4Q16	1Q16
Computer	6.4%	4.3%	4.9%
Communications	45.6%	44.8%	51.8%
Consumer	37.4%	38.0%	35.4%
Auto/Industrial	6.6%	6.9%	1.2%
Others	4.0%	6.0%	6.7%
By Service Type	1Q17	4Q16	1Q16

Wafers	97.0%	96.4%	95.7%
Mask making, testing, others	3.0%	3.6%	4.3%
By Geography	1Q17	4Q16	1Q16

North America	38.4%	33.2%	29.4%
China(1)	46.6%	47.8%	47.2%
Eurasia(2)	15.0%	19.0%	23.4%
Wafer Revenue Analysis

By Technology	1Q17	4Q16	1Q16

28 nm	5.0%	3.5%	0.4%
40/45 nm	20.0%	23.6%	19.7%
55/65 nm	22.0%	19.8%	21.6%
90 nm	1.3%	1.6%	3.3%
0.11/0.13 µm	15.4%	14.8%	10.1%
0.15/0.18 µm	33.7%	34.2%	41.5%
0.25/0.35 µm	2.6%	2.5%	3.4%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China and Hong Kong

Capacity*

Fab	1Q17	4Q16
Shanghai 200mm Fab	110,000	108,000
Shanghai 300mm Fab	45,000	45,000
Beijing 300mm Fab	108,000	96,750
Tianjin 200mm Fab	45,000	45,000
Shenzhen 200mm Fab	31,000	31,000
Majority-Owned Beijing 300mm Fab	42,750	40,500
Majority-Owned Avezzano 200mm Fab	40,000	40,000

Total monthly wafer fabrication capacity	421,750	406,250

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

Monthly capacity increased to 421,750 8-inch equivalent wafers in 1Q17 from 406,250 8-inch equivalent wafers in 4Q16, primarily because of the capacity expansion in our Beijing 300mm fab and our majority-owned Beijing 300mm fab in 1Q17.

Shipment and Utilization

8” equivalent wafers	1Q17	4Q16	QoQ	1Q16	YoY
Wafer shipments	1,095,761	1,096,011	0.0%	868,309	26.2%
Utilization rate(1)	91.8%	96.5%	—	98.8%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	1Q17	4Q16	QoQ	1Q16	YoY
Cost of sales	572,266	568,790	0.6%	480,560	19.1%
Depreciation	180,035	159,778	12.7%	121,588	48.1%
Other manufacturing costs	391,327	407,870	-4.1%	357,727	9.4%
Share-based compensation	904	1,142	-20.8%	1,245	-27.4%
Gross profit	220,819	246,012	-10.2%	153,752	43.6%
Gross margin	27.8%	30.2%	—	24.2%	—

Cost of sales was $572.3 million in 1Q17, up 0.6% QoQ from $568.8 million in 4Q16.
Depreciation within the cost of sales increased by 12.7% to $180.0 million in 1Q17, compared to $159.8 million in 4Q16.
Other manufacturing costs within the cost of sales decreased by 4.1% to $391.3 million in 1Q17, compared to $407.9 million in 4Q16.
Gross profit was $220.8 million in 1Q17, a decrease of 10.2% QoQ from $246.0 million in 4Q16.
Gross margin was 27.8% in 1Q17, as compared to 30.2% in 4Q16 due to lower fab utilization.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	1Q17	4Q16	QoQ	1Q16	YoY
Operating expenses	143,433	196,994	-27.2%	87,616	63.7%
Research and development, net	107,805	118,325	-8.9%	53,498	101.5%
General and administrative	39,394	60,934	-35.3%	27,492	43.3%
Selling and marketing	10,375	9,087	14.2%	9,710	6.8%
Other operating (income) loss	(14,141)	8,648	—	(3,084)	358.5%

R&D expenses decreased by $10.5 million QoQ to $107.8 million in 1Q17, compared to $118.3 million in 4Q16. Excluding the funding of R&D contracts from the government, R&D expenses decreased by $19.1 million QoQ to $121.9 million in 1Q17. The change was mainly due to higher level of R&D activities in 4Q16. Funding of R&D contracts from the government was $14.1 million in 1Q17, compared to $22.7 million in 4Q16.

General and administrative expenses decreased by 35.3% to $39.4 million in 1Q17, compared to $60.9 million in 4Q16. The change was mainly due to a decrease in accrued employee bonus in 1Q17.

The change in other operating loss (income) was mainly due to 1) government funding received in 1Q17 and 2) loss arising from the disposal of equipment in 4Q16.

Other Income (Expense), Net

Amounts in US$ thousands	1Q17	4Q16	QoQ	1Q16	YoY
Other income (expense), net	(12,371)	473	—	(13,636)	-9.3%
Interest income	5,593	4,674	19.7%	1,736	222.2%
Finance costs	(11,958)	(9,253)	29.2%	(6,557)	82.4%
Foreign exchange gains or losses	(2,802)	481	—	(5,182)	-45.9%
Other gains or losses, net	2,167	5,984	-63.8%	1,894	14.4%
Share of loss of investment using equity method	(5,371)	(1,413)	280.1%	(5,527)	-2.8%

The decrease in other gains or losses, net was mainly due to the gain in the fair value recognized in relating to the put option in 4Q16, which was granted by Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”), to the Group to sell the shares of Suzhou Changjiang Electric Xinke Investment Co., Ltd (“Changjiang Xinke”) to JCET, pursuant to an investment exit agreement entered into by SilTech Shanghai (a subsidiary of SMIC), JCET and Jiangsu Xinchao Technology Group Co., Ltd (a substantial shareholder of JCET).

The change in share of loss of investment using equity method was mainly due to an increase of the loss attributable to Changjiang Xinke.

Depreciation and Amortization

Amounts in US$ thousands	1Q17	4Q16	QoQ	1Q16	YoY
Depreciation and amortization	235,400	215,586	9.2%	159,684	47.4%

The increase in depreciation and amortization in 1Q17 was primarily due to an increase in the capacity of our majority-owned Beijing 300mm fab and Shanghai 300mm fab.

Liquidity

Amounts in US$ thousands	1Q17	4Q16
Cash and cash equivalent	1,552,043	2,126,011
Restricted cash	280,771	337,699
Other financial assets(1)	557,040	31,543
Trade and other receivables	705,265	645,822
Prepayment and prepaid operating expenses	57,889	27,649
Inventories	503,801	464,216
Assets classified as held-for-sale	45,421	50,813
Total current assets	3,702,230	3,683,753
Current tax liabilities	539	460
Other financial liabilities	2,900	6,348
Accrued liabilities	185,681	230,450
Deferred government funding	120,178	116,021
Convertible bonds	—	391,401
Short-term notes	87,097	86,493
Short-term Borrowings	204,973	209,174
Trade and other payables	1,039,224	940,553
Total current liabilities	1,640,592	1,980,900
Cash Ratio(2)	0.9x	1.1x
Quick Ratio(3)	1.9x	1.6x
Current Ratio(4)	2.3x	1.9x

Note:

(1)	Other financial assets mainly contain financial products sold by bank and bank deposits over 3 months.

(2)	Cash and cash equivalent divided by total current liabilities.

(3)	Current assets excluding inventories divided by total current liabilities

(4)	Total current assets divided by total current liabilities.

Other financial assets increased to $557.0 million at the end of 1Q17 from $31.5 million at the end of 4Q16, primarily because of more bank deposits at the end of 1Q17 which will mature after three months.

Capital Structure

Amounts in US$ thousands	1Q17	4Q16
Cash and cash equivalent	1,552,043	2,126,011
Restricted cash- current	280,771	337,699
Restricted cash- non current	18,278	20,080
Other financial assets(1)	557,040	31,543
Short-term borrowings	204,973	209,174
Long-term borrowings	1,369,482	1,233,594
Short-term notes	87,097	86,493
Medium-term notes	216,172	214,502
Convertible bonds- current	—	391,401
Convertible bonds- non current	398,879	395,210
Corporate bonds	495,344	494,909
Total debt	2,771,947	3,025,283
Net debt(2)	662,864	867,729
Equity	5,890,890	5,403,227
Total debt to equity ratio(3)	47.1%	56.0%
Net debt to equity ratio(4)	11.3%	16.1%

Note:

(1)	Other financial assets mainly contain financial products sold by bank and bank deposits over 3 months.

(2)	Net debt is total debt minus cash and cash equivalent, and other financial assets.

(3)	Total debt divided by equity.

(4)	Net debt divided by equity.

Convertible bonds- current decreased to zero at the end of 1Q17 from $391.4 million at the end of 4Q16. The change was because the bondholders of the bunch of convertible bonds due 2018 (the “Bonds”) exercised their conversion options to fully convert the outstanding Bonds into the SMIC’s ordinary shares in 1Q17.

Cash Flow

Amounts in US$ thousands	1Q17	4Q16
Net cash from operating activities	146,923	405,516
Net cash used in investing activities	(848,870)	(128,199)
Net cash from financing activities	125,920	231,016
Effect of exchange rate changes	2,059	(17,074)
Net change in cash and cash equivalent	(573,968)	491,259

Capex Summary

Capital expenditures were $727.0 million in 1Q17, compared to $480.6 million in 4Q16.
The planned 2017 capital expenditures for foundry operations are approximately $2.3 billion, of which approximately $0.9 billion is expected to be spent for the expansion of capacity in our majority-owned Beijing 300mm fab.
The planned 2017 capital expenditures for non-foundry operations are approximately $70 million, mainly for the construction of employees’ living quarters.

Recent Highlights and Announcements

Circulars — Notification Letter and Request Form for Non-registered Shareholders (2017-04-27)
Circulars — Notification Letter for Registered Shareholders (2017-04-27)
Circulars — Notification Letter and Change Request Form to Registered Holders (2017-04-27)
Circulars — Letter and Reply Form to New Registered Shareholders — Election of Means of Receipt and Language of Corporate Communication (2017-04-27)
Clarification Announcement (2017-04-24)
Proposed Increase in Authorised Share Capital (2017-04-21)
Proposed Share Premium Reduction (2017-04-21)
Notification of Board Meeting (2017-04-21)
Compensation Committee Charter (2017-04-18)
(1) Grant of Share Options and (2) Non-exempt Connected Transactions — Proposed Grant of Restricted
Share Units to Directors and Chief Executive Officer (2017-04-05)
Grant of Options (2017-04-05)
Announcement of 2016 Annual Results (2017-03-27)
SMIC Signs License Agreement For Invensas’ DBI(R) Technology (2017-03-15)
Notification of Approval of the Publication of 2016 Annual Results by the Board (2017-03-15)
Full Conversion of Convertible Bonds Due 2018 (2017-03-10)
Update on the Discloseable Transaction and Connected Transaction in Relation to (1) Disposal of
19.61% Equity Interest in Holdco A by Siltech Shanghai to JCET and Issue of A Shares to Siltech
Shanghai by JCET and (2) Private Placement of A Shares to Siltech Shanghai by JCET (2017-03-01)
List of Directors and Their Roles and Functions (2017-02-24)
Cessation of Alternate Director (2017-02-24)
SMIC Reports Unaudited Results for the Three Months Ended December 31, 2016 (2017-02-14)
List of Directors and Their Roles and Functions (2017-02-14)
Appointment of Independent Non-executive Director, Non-executive Director and Members of
Compensation Committee and Change of Chairman of Compensation Committee (2017-02-14)
Notification of Board Meeting (2017-01-20)
Information Announcement- SMIC Reaffirms Fourth Quarter 2016 Guidance (2017-01-19)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	March 31, 2017	December 31, 2016
	(Unaudited)	(Unaudited)
Revenue	793,085	814,802
Cost of sales	(572,266)	(568,790)

Gross profit	220,819	246,012

Research and development expenses, net	(107,805)	(118,325)
General and administration expenses	(39,394)	(60,934)
Sales and marketing expenses	(10,375)	(9,087)
Other operating income (expense), net	14,141	(8,648)
Operating expenses	(143,433)	(196,994)
Profit from operations	77,386	49,018
Other income (expense), net	(12,371)	473
Profit before tax	65,015	49,491
Income tax (expense) benefit	(802)	8,547

Profit for the period	64,213	58,038

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	2,773	(11,250)
Change in value of available-for-sale financial assets	(809)	617
Cash flow hedges(4)	24,239	(34,912)

Items that will not be reclassified to profit or loss
Actuarial gains and losses on defined benefit plans	200	1,438
Total comprehensive income for the period	90,616	13,931

Profit for the period attributable to:
Owners of the Company	69,791	104,008
Non-controlling interests	(5,578)	(45,970)

	64,213	58,038

Total comprehensive income for the period attributable to:
Owners of the Company	96,029	60,795
Non-controlling interests	(5,413)	(46,864)

	90,616	13,931

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders(1)
Basic	0.02	0.02
Diluted	0.01	0.02
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.08	0.12
Diluted	0.07	0.11
Shares used in calculating basic earnings per share(1)	4,482,664,498	4,238,806,114
Shares used in calculating diluted earnings per share(1)	5,064,082,373	5,055,349,038

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP operating expenses(2)	(164,503)	(193,231)

EBITDA(3)	312,373	274,330

EBITDA margin(3)	39.4%	33.7%

Note:

(1)	The basic and diluted earnings per share have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares of par value of US$0.0004 each consolidated into one ordinary share of par value of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

(2)	Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	March 31, 2017	December 31, 2016	March 31, 2016
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(143,433)	(196,994)	(87,616)
Employee bonus accrual	6,713	28,644	5,420
Government funding	(26,750)	(23,635)	(9,383)
Gain from the disposal of living quarters	(1,033)	(1,246)	(630)

Non-GAAP operating expenses	(164,503)	(193,231)	(92,209)

(3)	EBITDA is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax benefit and expense. EBITDA margin is defined as EBITDA divided by revenue. SMIC uses EBITDA margin as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

The following table sets forth the reconciliation of EBITDA and EBITDA margin to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	March 31, 2017	December 31, 2016	March 31, 2016
	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	64,213	58,038	51,762
Finance costs	11,958	9,253	6,557
Depreciation and amortization	235,400	215,586	159,684
Income tax expense (benefit)	802	(8,547)	738

EBITDA	312,373	274,330	218,741

Profit margin	8.1%	7.1%	8.2%

EBITDA margin	39.4%	33.7%	34.5%

(4)	For the purpose of hedging against the foreign exchange risk relating to the RMB denominated liabilities including bank loans, short-term notes and medium-term notes, the Group entered into cross currency swap contracts with a term fully matching the repayment schedule of these RMB denominated liabilities. These cross-currency swap contracts were designated as hedging instrument of cash flow hedges since 4Q16. The effective portion of changes in fair value of the cross currency swap contracts is recognized in other comprehensive income, which are reclassified to profit or loss in the period when the RMB denominated liabilities affect profit or loss in response to foreign exchange fluctuation.

. As of
	March 31, 2017	December 31, 2016
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	5,935,180	5,687,357
Land use right	98,978	99,267
Intangible assets	243,195	248,581
Investments in associates	236,405	240,136
Investments in joint ventures	14,431	14,359
Deferred tax assets	46,179	45,981
Derivative financial instrument	33,205	32,894
Restricted cash	18,278	20,080
Other assets	34,034	42,870

Total non-current assets	6,659,885	6,431,525

Current assets
Inventories	503,801	464,216
Prepayment and prepaid operating expenses	57,889	27,649
Trade and other receivables	705,265	645,822
Other financial assets	557,040	31,543
Restricted cash	280,771	337,699
Cash and cash equivalent	1,552,043	2,126,011

	3,656,809	3,632,940
Assets classified as held-for-sale	45,421	50,813

Total current assets	3,702,230	3,683,753

TOTAL ASSETS	10,362,115	10,115,278

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.004 par value, 5,000,000,000 shares authorized, 4,647,406,717 and 4,252,922,259 shares issued and outstanding at March 31, 2017 and December 31, 2016, respectively	18,590	17,012
Share premium	5,382,331	4,950,948
Reserves	83,784	93,563
Accumulated deficit	(841,058)	(910,849)

Equity attributable to owners of the Company	4,643,647	4,150,674
Non-controlling interests	1,247,243	1,252,553

Total equity	5,890,890	5,403,227

Non-current liabilities
Borrowings	1,369,482	1,233,594
Convertible bonds	398,879	395,210
Bonds payable	495,344	494,909
Medium-term notes	216,172	214,502
Deferred tax liabilities	15,987	15,382
Deferred government funding	251,998	265,887
Other financial liabilities	43,750	74,170
Other liabilities	39,021	37,497
Total non-current liabilities	2,830,633	2,731,151

Current liabilities
Trade and other payables	1,039,224	940,553
Borrowings	204,973	209,174
Short-term notes	87,097	86,493
Convertible bonds	-	391,401
Deferred government funding	120,178	116,021
Accrued liabilities	185,681	230,450
Other financial liabilities	2,900	6,348
Current tax liabilities	539	460
Total current liabilities	1,640,592	1,980,900

Total liabilities	4,471,225	4,712,051

TOTAL EQUITY AND LIABILITIES	10,362,115	10,115,278

	For the three months ended
	March 31, 2017	December 31, 2016
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	64,213	58,038
Depreciation and amortization	235,400	215,586
Share of loss of investment using equity method	5,371	1,413
Changes in working capital and others	(158,061)	130,479

Net cash from operating activities	146,923	405,516

Cash flow from investing activities:
Payments for property, plant and equipment	(613,459)	(489,562)
Payments for intangible assets	(17,177)	(35,172)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment(1) and assets classified as held for sale	254,050	250,430
Changes in restricted cash relating to investing activities	53,942	33,403
Payments to acquire financial assets	(547,657)	(33,902)
Proceeds on sale of financial assets	22,449	146,604
Payment to acquire long-term investment	(1,018)	—
Net cash used in investing activities	(848,870)	(128,199)

Cash flow from financing activities:
Proceeds from borrowings	352,821	213,221
Repayment of borrowings	(229,264)	(43,515)
Proceeds from exercise of employee stock options	2,363	11,056
Proceeds from non-controlling interest – capital contribution	—	50,254
Net cash from financing activities	125,920	231,016

Effects of exchange rate changes on the balance of cash held in foreign currencies	2,059	(17,074)

Net increase in cash and cash equivalent	(573,968)	491,259
Cash and cash equivalent, beginning of period	2,126,011	1,634,752
Cash and cash equivalent, end of period	1,552,043	2,126,011

Note:

(1)	In 1Q17, the amount included $250.6 million (4Q16: 249.2 million) of net proceeds under three leasing contracts entered into by the Group with Sino IC Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing Co., Ltd, an associate of the Group) in the form of a sale and leaseback transaction with a repurchase option. The subject sold and leased back under the leasing contract is a batch of production equipment of the Group. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transaction have been accounted for disposal of property, plant and equipment followed with an operating lease.

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Tzu-Yin Chiu (Vice Chairman)
Chen Shanzhi
Zhou Jie
Ren Kai
Lu Jun
Tong Guohua

Independent Non-executive Directors
Lip-Bu Tan
William Tudor Brown
Carmen I-Hua Chang
Shang-yi Chiang
Jason Jingsheng Cong

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Haijun Zhao
Chief Executive Officer

Shanghai, PRC
May 10, 2017

• For identification purposes only